Global Ink Supply Company
A Delaware Corporation

October 10, 2006

To:	Security and Exchange Commission
Division of Corporate Finance
Office of Emerging Growth Companies
100 F Street, North East
Attention: John D. Reynolds
Washington D.C. 20549
Phone  (202) 551-3790

From:	Global Ink Supply Company
File Number 333-137486

RE:  Request for Acceleration of the Effective Date.

Global Ink Supply Company (“the Company”) hereby requests for the acceleration of the registration statement filed on Form SB-2 on September 20, 2006 by the Company with the Security and Exchange Commission (Commission”) via EDGAR and a subsequent amendment thereto on October 6, 2006. The Company request’s the Commission to deem the registration statement effective by 3:30 P.M. EST October 12, 2006 or soon thereafter if practical. In lieu of this request the registrant acknowledges their obligations under the Securities Act of 1933 and the Securities Exchange Act of 1934.

Global Ink Supply Company further acknowledges that should the Commission or staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing. Moreover, the action of the Commission or the staff acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for adequacy and accuracy of the disclosure in the filing. Finally, the Company acknowledges it may not assert the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

__David Wolstenholme___________
/s/David Wolstenholme
President/Director
Global Ink Supply Company